OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Fording Canadian Coal Trust
(Name of Issuer)
Trust Units
(Title of Class of Securities)
345425102
(CUSIP Number)
October 30, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	345425102	Page	2	of	5

1	NAMES OF REPORTING PERSONS
	THE BANK OF NOVA SCOTIA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	CANADIAN CHARTERED BANK

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BK

Item 1.
Item 1(a) Name of issuer: Fording Canadian Coal Trust

Item 1(b) Address of issuer’s principal executive offices:	1000, 205 – 9th Avenue S.E. Calgary, Alberta T2G 0R4

Item 2.
2(a) Name of person filing: The Bank of Nova Scotia

2(b) Address or principal business office or, if none, residence:	68th Floor 40 King Street West Toronto, Ontario M5H 1H1

2(c) Citizenship: Canadian Chartered Bank

2(d) Title of class of securities: Trust units

2(e) CUSIP No.: 345425102

Item 3.
If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
a.	☐	Broker or dealer registered under Section 15 of the Act.

b.	☑	Bank as defined in Section 3(a)(6) of the Act.

c.	☐	Insurance company as defined in Section 3(a)(19) of the Act.

d.	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

e.	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
a.	Amount beneficially owned: 0

b.	Percent of class: 0%

c.	Number of shares as to which such person has:
i.	Sole power to vote or to direct the vote 0

ii.	Shared power to vote or to direct the vote

iii.	Sole power to dispose or to direct the disposition of 0

iv.	Shared power to dispose or to direct the disposition of

Item 5.
Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person
Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

Item 8.  Identification and Classification of Members of the Group
Not Applicable

Item 9.  Notice of Dissolution of Group
Not Applicable

Item 10.  Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 12, 2008	By:	/s/ Michael Durland
		Name:	Michael Durland
		Title:	Co-Chairman and Co-CEO, Scotia Capital, a division of The Bank of Nova Scotia

5